Exhibit 21.1

Significant Subsidiaries of

Tian’an Technology Group Ltd.

Direct Subsidiary

Yunke Jingrong Information Technology Co., Ltd. (PRC), which is 100% owned by Tian’an Technology Group Ltd.

Wholly Foreign-Owned Enterprises

Shanghai Qige Power Technology Co., Ltd. (PRC), which is 100% owned by Yunke Jingrong Information Technology Co., Ltd.

Henan Qige Power Artificial Intelligence Technology Co., Ltd. (PRC), which is 100% owned by Shanghai Qige Power Technology Co., Ltd.